Philip B. Schwartz Akerman LLP Las Olas Centre II, Suite 1600 350 East Las Olas Boulevard Fort Lauderdale, FL 33301-2999 T: 954 463 2700 F: 954 463 2224

November 12, 2019

VIA EMAIL

Christine Torney

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	Catalyst Pharmaceuticals, Inc.

Form 10-K filed March 18, 2019

File No. 001-33057

Dear Ms. Torney,

The Company is in receipt of the letter from the Staff of the Division of Corporation Finance, Office of Life Sciences (“Staff”), dated November 8, 2019, in which the Staff has raised a question about the Company’s disclosure regarding its collaboration agreement with Endo Ventures Limited (which is contained in Note 7 of the Notes to the Financial Statements in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018).

The Company will respond on a timely basis to the comment consistent with the timetable set forth in the Staff’s letter. However, as we discussed and as you agreed when we spoke last Friday, required changes to the Company’s disclosures regarding its collaboration agreement with Endo (if any) will be made in the Company’s Annual Report for the fiscal year ended December 31, 2019.

The Company is aware that it is responsible for the accuracy and adequacy of its disclosure in its SEC filings.

If you have any questions, please feel free to give me a call.

Very truly yours,

/s/ Philip B. Schwartz

Philip B. Schwartz

cc:	Alicia Grande, CFO

Catalyst Pharmaceuticals, Inc.